SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80 Company Registry (NIRE): 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Brazilian Securities and Exchange Commission (“CVM”) Resolution nº 44, of August 23, 2021, hereby informs its shareholders and the market in general that, the São Paulo Municipality signed at this date the Adhesion to Regional Unit for Drinking Water Supply and Sewage Services 1 - Southeast (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário 1 – Sudeste), pursuant to Decree No. 66,289, of December 2, 2021, amended by Decree No. 67,880, of August 15, 2023.

This is an important step towards the formalization of URAE 1, which reinforces the vision of providing basic sanitation services in a regionalized manner, under the terms of the New Sanitation Framework (Federal Law No. 14,026/2020).

At the time, the State of São Paulo and the Municipality of São Paulo restated their commitment to maintaining investments, achieving targets and the resources to the Municipal Fund, under the contractual terms currently in force, as well as agreeing to seek collaborative and constructive solutions related to the Provision of Public Water Supply and Sewage Services SABESP 199/10, signed on June 23, 2010, between the State of São Paulo, the Municipality of São Paulo and Sabesp.

Sabesp will keep the market informed of any developments related to the subject matter of this material fact.

São Paulo, August 16, 2023.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 16, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.